UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              AMTECH SYSTEMS, INC.
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                                (Name of Issuer)



                           Common Stock $.01 Par Value
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                         (Title of Class of Securities)



                                   032332 30 6
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                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 032332-30-6                                      Page  2  of  6  Pages
                                                               -----  -----
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   1     NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Jong S. Whang
         Min Hee Whang
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]


         N.A.                                                            (b) [ ]
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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Jong S. Whang - United States of America
         Min Hee Whang - United States of America
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        NUMBER OF       5      SOLE VOTING POWER
          SHARES               Jong S. Whang: 120,000   Min Hee Whang:      -0-
       BENEFICIALLY
         OWNED BY     ----------------------------------------------------------
           EACH         6      SHARED VOTING POWER
        REPORTING              Jong S. Whang:  18,976   Min Hee Whang:  18,976
          PERSON
           WITH       ----------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER
                               Jong S. Whang: 120,000   Min Hee Whang:      -0-

                      ----------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               Jong S. Whang: 18,976   Min Hee Whang: 18,976

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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Jong S. Whang - 138,976 (1)
         Min Hee Whang -  18,976
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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N.A.
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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Jong S. Whang:
         2.9%, based upon 4,151,668 shares outstanding at 01/15/97. Min Hee Whang: .4%
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   12    TYPE OF REPORTING PERSON*

         Jong S. Whang - IN
         Min Hee Whang - IN
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         (1)  Includes 5,000 shares exercisable pursuant to stock options.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

             AMTECH SYSTEMS, INC.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             131 South Clark Drive
             Tempe, Arizona  85281

Item 2(a)    Name of Person Filing:

             Jong S. Whang; Min Hee Whang

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             831 South Maple
             Mesa, Arizona  85206

Item 2(c)    Citizenship:

             United States of America

Item 2(d)    Title of Class of Securities:

             Common Stock, $.01 par value

Item 2(e)    CUSIP Number:

             032332 30 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: N.A.

             (a) [ ] Broker or Dealer registered under Section 15 of the Act

             (b) [ ] Bank as defined in Section 3(a)(6) of the Act

             (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

             (d) [ ] Investment  Company  registered  under  Section  8  of  the
                     Investment Company Act

             (e) [ ] Investment  Adviser  registered  under  Section 203  of the
                     Investment Advisers Act of 1940

             (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

             (g) [ ] Parent    Holding    Company,    in     accordance     with
                     ss.240.13d-1(b)(1)(ii)(G) (NOTE: See Item 7)

             (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

                                Page 3 of 6 Pages

Item 4.       Ownership.

              If the percent of the class  owned,  as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a)    Amount Beneficially Owned:

              N.A.

       (b)    Percent of Class:

              N.A.

       (c)    Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote

              N.A.

              (ii)  shared power to vote or to direct the vote

              N.A.

              (iii) sole power to dispose or to direct the disposition of

              N.A.

              (iv)  shared power to dispose or to direct the disposition of

              N.A.

Item 5.       Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X] .

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
                               Page 4 of 6 Pages

              N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              If a parent holding company has filed this Schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

              N.A.

Item 8.       Identification and Classification of Members of the Group

              If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

              N.A.

Item 9.       Notice of Dissolution of Group

              Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

              N.A.

Item 10.      Certification

              The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

              By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                                Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:            4-11-97                        /s/ John S. Whang
      -------------------------------            -------------------------------
                                                     John S. Whang



Dated:            4-11-97                        /s/ Min Hee Whang
      -------------------------------            -------------------------------
                                                     Min Hee Whang

                                Page 6 of 6 Pages